
07004324

EDSTATES
XCHANGECOMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Financial Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two North LaSalle Suite 800
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendra Steele 312-602-6115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pam Kellam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Financial Equities, LLC, as of 01/01/06 - 12/31/06, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title


OFFICIAL SEAL
CATHERINE MENON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/14/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Table of Contents


KPMG

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Financial Statements and Schedule

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
185
SECTION



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Cohen Financial Equities LLC:

We have audited the accompanying statements of financial condition of Cohen Financial Equities LLC (the Company), as of December 31, 2006 and 2005, and the related statements of operations, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen Financial Equities LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 26, 2007

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash	$	72,632	53,532
NASD receivable		7,915	14,557
Other assets		1,663	1,047
Total assets	$	82,210	69,136
Liabilities and Member's Capital			
Liabilities:			
Accounts payable and accrued expenses	$	19,671	9,000
Total liabilities		19,671	9,000
Member's capital		62,539	60,136
Total liabilities and member's capital	$	82,210	69,136

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Private Placement Revenue	$	746,250	25,000
Other		—	538
Total revenues		746,250	25,538
Expenses:			
Compensation		261,188	7,500
Training expense		11,587	16,444
Professional fees		41,219	35,358
Other operating expenses		7,074	3,960
Total expenses		321,068	63,262
Net income (loss)	$	425,182	(37,724)

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Changes in Member's Capital

Years ended December 31, 2006 and 2005

Balance at December 31, 2004	$	19,108
Capital contributions		78,752
Net loss		(37,724)
Balance at December 31, 2005		60,136
Capital contributions		17,221
Distributions		(440,000)
Net income		425,182
Balance at December 31, 2006	$	62,539

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income (loss)	$	425,182	(37,724)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Member's payment of certain expenses on behalf of the Company		17,221	13,752
Net change in certain assets and liabilities:			
NASD receivable		6,642	(14,557)
Other assets		(616)	51
Accounts payable and accrued expenses		10,671	(1,605)
Net cash flows provided by (used in) operating activities		459,100	(40,083)
Cash flows from financing activities:			
Capital contributions (distributions)		(440,000)	65,000
Net cash flows provided by (used in) financing activities		(440,000)	65,000
Net increase in cash		19,100	24,917
Cash, beginning of period		53,532	28,615
Cash, end of period	$	72,632	53,532

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization

CMBS-A, LLC was organized as a limited liability company on February 25, 1999 under the laws of the State of Illinois for the purpose of providing investment services and shall continue in existence until March 1, 2049 unless terminated earlier. CMBS-A, LLC had no operations. On March 1, 2003, CMBS-A, LLC changed its name to Cohen Financial Equities LLC (the Company). The Company is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On June 1, 2004, CFC Capital Management Associates, L.P. transferred its interest in the Company to CFC Transactions, L.P. making CFC Transactions, L.P. the sole member of the Company.

The member shall not be personally liable to the Company or the creditors of the Company for the debts of the Company or any of its losses beyond the amount of capital actually contributed to the Company by such member plus its accumulated and undistributed net profits of the Company and any interest thereon.

The Company was formed to provide investment advisory services for institutional customers and high net-worth individuals and to provide services as a placement agent in private placements of securities for these and other customers.

(2) Summary of Significant Accounting Policies

(a) Income Taxes

Federal and state income taxes related to income and expenses of the Company are the responsibility of the member and are not included in the accompanying financial statements.

(b) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Revenue from transaction fees consists of equity placement fees and is recognized as income upon the closing of the transaction.

(3) Distributions to the Member

The member may, at its discretion (but is not required to), make distributions of cash at any time.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Notes to Financial Statements

December 31, 2006 and 2005

(4) NASD Receivable

The Company maintains funds on deposit with the NASD to pay future processing fees. These funds are refundable on demand.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2006 and 2005, the Company had capital, net of non-allowable assets, of $52,961 and $44,532, respectively, which was $47,961 and $39,532 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.0 at December 31, 2006.

(6) Related Party

The Company has an agreement with an affiliate under indirect common ownership to receive support services and office space. The support services include legal, accounting, marketing, telecommunications, computer support, and managerial services. The office space agreement allows the Company exclusive rights to a portion of the affiliate's main office and one branch office. These costs were $17,221 and $13,752 for the years ended December 31, 2006 and 2005, respectively, and were recorded as professional fees and other operating expenses in the accompanying statements of operations. These costs were incurred by the member on behalf of the Company and were accounted for as a member contribution of capital in the accompanying statements of changes in member's capital. This agreement may be terminated by either party with a thirty-day written notice.

(7) Reconciliation of Statement of Operations to Focus Report Statement of Income for the Year Ended December 31, 2006

Private Placement fees	$	746,250
Expenses:		
Compensation		261,188
Training expense		11,587
Professional fees		41,219
Other operating expenses		7,074
Total expenses		321,068
Net income per statement of operations		425,182
Adjustment to record costs pursuant to the office space agreement		17,221
Net income per focus report statement of income	$	442,403

Schedule

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total member's capital	$	62,539
Less nonallowable assets		(9,578)
Net capital		52,961
Net capital requirement		5,000
Excess net capital	$	47,961
Aggregate indebtedness – accounts payable, accrued expenses and other unsubordinated liabilities	$	19,671
Ratio of aggregate indebtedness to net capital		31%

The Company is exempt under paragraph (k)(2)(ii) of Rule 15c3-3 from computing the Reserve Requirements under Exhibit A of Rule 15c3-3 and from including Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker that does not receive customer funds or securities.

There are no differences between the schedule presented above and the schedule filed with the Focus Report.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5**

The Member
Cohen Financial Equities LLC:

In planning and performing our audits of the financial statements of Cohen Financial Equities, LLC (the Company), as of December 31, 2006 and 2005 and for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2007

END